1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2009.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 9, 2009	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) Overseas Regulatory Announcement

This overseas regulatory announcement is made pursuant to Rule13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to the full text of the following information published by Aluminum Corporation of China Limited on the website of the Shanghai Stock Exchange for reference only.

By order of the Board of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
9 September 2009

As of the date of this announcement, the members of the Board comprise of Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

Aluminum Corporation of China Limited
Announcement in relation to Change of Sponsor

Aluminum Corporation of China Limited and the board of directors of the Company (the "Board") jointly and severally warrant the truthfulness, accuracy and completeness of the information disclosed herein, and accept the responsibilities for any misrepresentation or misleading statement contained in or material omission from this announcement.

Aluminum Corporation of China Limited (the "Company") was listed on the Shanghai Stock Exchange through initial public offering ("IPO") and merger with Shandong Aluminum Industry Co., Limited and Lanzhou Aluminum Co., Ltd. by way of share exchange in April 2007. Pursuant to the Sponsorship Agreement entered into by the Company, CITIC Securities Co., Ltd. and China Galaxy Securities Co., Ltd. (currently known as China Galaxy Securities Company Limited), CITIC Securities Co. Ltd. and China Galaxy Securities Co., Ltd., as the sponsors of the Company for A Shares IPO, would take charge of ongoing guidance until the Guidance Period expires on 31 December 2009.

On 24 August 2009, relevant resolutions in relation to non-public offering of A Shares by the Company were considered and approved at the 2009 First Extraordinary General Meeting, 2009 Second Class Meeting of the Holders of A Shares and 2009 Second Class Meeting of the Holders of H Shares. On 4 September 2009, the Company and UBS Securities Co., Ltd. entered into a sponsorship agreement, pursuant to which UBS Securities Co., Ltd. was engaged by the Company as sponsor for the Company's non-public offering of A Shares.

According to the relevant requirements of Administrative Measures on Sponsorship for Securities Issuance and Listing, UBS Securities Co., Ltd. will take over the ongoing guidance for the Company's A Shares IPO from 4 September 2009 until 31 December 2009. Mr. Luo Min and Mr. Zhu Feng, as representatives of the sponsor, will take charge of the specific ongoing guidance work.

The Board of Directors
Aluminum Corporation of China Limited*
9 September 2009

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary